[LETTERHEAD OF GREAT SOUTHERN BANCORP, INC.]

October 12, 2011

Mr. Todd Schiffman
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
101 F Street, N.E.
Washington, D.C.  20549

Re:       Great Southern Bancorp, Inc.
File No. 000-18082
Form 10-K for the fiscal year ended December 31, 2010, filed March 4, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011, filed August 5, 2011
Schedule 14A filed April 7, 2011

Dear Mr. Schiffman:

Reference is made to your letter dated September 28, 2011 with respect to the above-referenced filings.  Your letter requests that we respond to it within ten business days (i.e., by October 13, 2011).  Pursuant to the discussions of our legal counsel, Silver, Freedman & Taff, L.L.P., with Jonathan Gottlieb of the Securities and Exchange Commission staff, we hereby request that the time frame for our response be extended to October 21, 2011.  We are requesting this extension in order to ensure adequate time for the preparation and review of our response by the appropriate management personnel in light of their respective current workloads.

Very truly yours,

/s/ Rex A. Copeland
Rex A. Copeland
Treasurer